EX. 99.28(d)(2)(viii)

JNL/AQR Managed Futures Strategy Fund Ltd.

Amendment to Amended and Restated

Investment Sub-Advisory Agreement Between

Jackson National Asset Management, LLC

And AQR Capital Management, LLC

      This Amendment is made by and between Jackson National Asset Management, LLC, a Michigan limited liability company and registered investment adviser (“Adviser”), and AQR Capital Management, LLC, a Delaware limited liability company and registered investment adviser (“Sub-Adviser”).

      Whereas, JNL/AQR Managed Futures Strategy Fund Ltd. (the “Company”) is a wholly owned subsidiary of the JNL/AQR Managed Futures Strategy Fund organized as a company exempt from tax under the laws of the Cayman Islands;

      Whereas, the Adviser and the Sub-Adviser entered into an Amended and Restated Investment Sub-Advisory Agreement effective as of the 1st day of July, 2013 (“Agreement”), whereby the Adviser appointed the Sub-Adviser to provide sub-investment advisory services to the Company.

      Whereas, the parties have agreed to amend the following section of the Agreement:

      Section 11. “Duration and Termination”

      Now Therefore, in consideration of the mutual covenants herein contained, the parties hereby agree to amend the Agreement, as follows:

Delete Section 11. “Duration and Termination” in its entirety, and replace with the following:

11.
Duration and Termination.  The Agreement will become effective as to the Company upon execution or, if later, on the date that initial capital for the Company is first provided to it and, unless sooner terminated as provided herein, will continue in effect for two years from the effective date of the initial Investment Sub-Advisory Agreement.  Thereafter, if not terminated, this Agreement will continue from year to year through September 30th of each successive year following the initial two year period, provided that such continuation is specifically approved at least annually by the Board of Directors.  Notwithstanding the foregoing, this Agreement may be terminated at any time, without the payment of any penalty, on sixty days’ written notice by the Adviser, or on sixty days’ written notice by the Sub-Adviser.  This Agreement will immediately terminate in the event of its assignment. Sections 9 and 10 herein shall survive the termination of this Agreement.

This Amendment may be executed in one or more counterparts, which together shall constitute one document.

      In Witness Whereof, the Adviser and the Sub-Adviser have caused this Amendment to be executed as of this 11th day of July 2014, effective June 4, 2014.

Jackson National Asset Management, LLC		AQR Capital Management, LLC

By:	/s/Mark D. Nerud	By:	/s/Nicole DonVito
Name:	Mark D. Nerud	Name:	Nicole DonVito
Title:	President and CEO	Title:	Senior Counsel